UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-24684

[ ] Form 10-K and Form 10-KSB        [ ] Form 11-K        [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB        [ ]  Form  N-SAR

For  Period  Ended:  Year  Ended  March  31,  2003

[ ]  Transition  Report  on  Form  10-K  and  Form  10-KSB
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on  Form  10-Q  and  Form  10-QSB
[ ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:

Read  Attached  Instruction  Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                    ----------------------------














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                                     PART I

                             REGISTRANT INFORMATION

Full  name  of  registrant:  Zenex  International,  Inc.

Former name if applicable: Zenex Telecom, Inc. (until 10-15-02); Lone Wolf Energy, Inc. (until 6-26-01)

Address of principal executive office (street and number): 14220 S Meridian Ave.

City,  state  and  zip  code:  Oklahoma  City,  Oklahoma  73173


                                    PART II

                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

A subsidiary of Registrant, whose operations were discontinued in 2002, has sold most of its assets and has filed a petition in Federal bankruptcy court. The asset sale has not been completely documented, which has delayed the completion of Registrant's financial statements for the quarter ended March 31, 2003, and the preparation of the necessary disclosures required in its Form 10-QSB for that quarter.

For these reasons, the Registrant cannot timely file its Form 10-QSB without unreasonable effort or expense. Management believes Form 10-QSB will be completed on or before May 20, 2003.



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

                                    PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Ron  Carte                         405-692-2300
     (Name)                    (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                     [X]  Yes               [ ]  No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                     [X]  Yes               [ ]  No

     Registrant acquired Aduddell Roofing & Sheet Metal, Inc. ("Roofing") effective October 1, 2002, and subsequently discontinued the operations of Zenex Communications, Inc. ("Communications"). Each of Roofing and Communications is and was the principal operating subsidiary of the Registrant during their respective periods of operations. As a result, financial statements as of March 31, 2003, and for the three months then ended, reflect generally the financial condition and results of operations of Roofing. The financial statements for the corresponding period of 2002 generally reflect the financial condition and results of operations of
     Communications. The respective financial operations of Roofing and Communications are much different. For example, Roofing's operating revenues for the three months ended March 31, 2003, were $1,477,000; Communication's operating revenue for the corresponding period in 2002 were $556,000. Communications' sale of its assets and its bankruptcy filing are also expected to present significant changes in 2003 from the corresponding 2002 period.

                            Zenex International, Inc.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May  14,  2003                    By:  /s/  Ron  Carte
                                         ---------------------------------------
                                         Ron  Carte,  President  and  Chief
                                         Executive  Officer






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